

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2014

Joseph Sparacio
Executive Vice-President and
Chief Financial Officer
IMAX Corporation
2525 Speakman Drive
Mississauga, Ontario, Canada LK5 1B1

> **Re:** **IMAX Corporation**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-35066**

Dear Mr. Sparacio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure in the last paragraph on page 42 that greater China "continues to be the company's second-largest and fastest growing market." We also note that you refer your investors to your risk factor titled "The Company faces risks in connection with the continued expansion of its business in China." It appears from that risk factor and the disclosure in the footnote to the financial statements referenced in that risk factor, that some of the risks you described have actually developed into possible challenges for your company. In light of those challenges, please tell us what consideration you have given to enhancing your disclosure regarding known trends and uncertainties relating to your business operations in China. Please refer to Regulation S-K Item 303(a)(3)(ii). In responding to our comment, please address any Chinese regulatory or quasi-regulatory bodies that exert control or influence over the Chinese film industry, your apparent lack of patent protection in China, and current ongoing litigation with your former employee Gary Tsui. Please also enhance your disclosure in your future filings as appropriate.

2. In this regard, please also tell us whether you have a written agreement representing your joint revenue sharing arrangement with Dalian Wanda Group Co., Ltd and, if so, tell us where you have filed this agreement or how you determined that you did not need to file it pursuant to the requirements of Item 601(b)(10) of Regulation S-K.

3. Further, please tell us whether the terms of your joint revenue sharing arrangements with Wanda are generally similar to those described in the second paragraph on page 41 or if unique material terms exist.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director